UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Limited Interim Condensed Consolidated Financial Statements and Explanatory Notes For the Nine-Months Period ended 30 September 2016 and 2017

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

AND explanatory notes

For the nine-months period ended 30 September 2016 and 2017

GEOPARK LIMITED

30 SEPTEMBER 2017

CONTENTS

Page

3	Condensed Consolidated Statement of Income
4	Condensed Consolidated Statement of Comprehensive Income
5	Condensed Consolidated Statement of Financial Position
6	Condensed Consolidated Statement of Changes in Equity
7	Condensed Consolidated Statement of Cash Flow
8	Explanatory Notes

GEOPARK LIMITED

30 SEPTEMBER 2017

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 September 2017 (Unaudited)	Three-months period ended 30 September 2016 (Unaudited)	Nine-months period ended 30 September 2017 (Unaudited)	Nine-months period ended 30 September 2016 (Unaudited)
REVENUE	2	81,909	49,860	223,844	132,347
Commodity risk management contracts	4	(8,271)	-	2,997	-
Production and operating costs	5	(25,678)	(19,607)	(68,533)	(46,409)
Geological and geophysical expenses	6	(712)	(2,341)	(3,790)	(7,626)
Administrative expenses	7	(10,921)	(8,492)	(31,408)	(24,214)
Selling expenses	8	(329)	(453)	(866)	(3,617)
Depreciation		(19,450)	(20,785)	(55,132)	(58,921)
Write-off of unsuccessful exploration efforts	10	(180)	(13,268)	(4,782)	(13,715)
Other (expenses) income		(440)	975	(2,429)	(402)
OPERATING PROFIT (LOSS)		15,928	(14,111)	59,901	(22,557)
Financial expenses	9	(27,093)	(9,146)	(44,723)	(26,809)
Financial income		472	505	1,424	1,567
Foreign exchange gain (loss)		3,185	(1,765)	1,392	15,250
(LOSS) PROFIT BEFORE INCOME TAX		(7,508)	(24,517)	17,994	(32,549)
Income tax (expense) benefit		(11,627)	3,531	(32,436)	(2,106)
LOSS FOR THE PERIOD		(19,135)	(20,986)	(14,442)	(34,655)
Attributable to:
Owners of the Company		(19,979)	(18,110)	(19,777)	(28,699)
Non-controlling interest		844	(2,876)	5,335	(5,956)
Losses per share (in US$) for loss attributable to owners of the Company. Basic		(0.33)	(0.30)	(0.33)	(0.48)
Losses per share (in US$) for loss attributable to owners of the Company. Diluted		(0.33)	(0.30)	(0.33)	(0.48)

The above condensed consolidated statement of income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2017

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 September 2017 (Unaudited)	Three-months period ended 30 September 2016 (Unaudited)	Nine-months period ended 30 September 2017 (Unaudited)	Nine-months period ended 30 September 2016 (Unaudited)
Loss for the period	(19,135)	(20,986)	(14,442)	(34,655)
Other comprehensive income
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	1,341	458	1,094	6,078
Total comprehensive loss for the period	(17,794)	(20,528)	(13,348)	(28,577)
Attributable to:
Owners of the Company	(18,638)	(17,652)	(18,683)	(22,621)
Non-controlling interest	844	(2,876)	5,335	(5,956)

The above condensed consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2017

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 September 2017 (Unaudited)	Year ended 31 December 2016
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	10	497,899	473,646
Prepaid taxes		3,476	2,852
Other financial assets		21,948	19,547
Deferred income tax asset		21,238	23,053
Prepayments and other receivables		238	241
TOTAL NON CURRENT ASSETS		544,799	519,339
CURRENT ASSETS
Inventories		4,668	3,515
Trade receivables		14,391	18,426
Prepayments and other receivables		5,867	7,402
Prepaid taxes		22,694	15,815
Derivative financial instrument assets	16	9	-
Other financial assets		5,437	2,480
Cash at bank and in hand		135,230	73,563
TOTAL CURRENT ASSETS		188,296	121,201
TOTAL ASSETS		733,095	640,540
EQUITY
Equity attributable to owners of the Company
Share capital	11	60	60
Share premium		236,644	236,046
Reserves		131,212	130,118
Accumulated losses		(277,868)	(260,459)
Attributable to owners of the Company		90,048	105,765
Non-controlling interest		40,815	35,828
TOTAL EQUITY		130,863	141,593
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	12	418,494	319,389
Provisions and other long-term liabilities	13	45,138	42,509
Deferred income tax liability		6,451	2,770
Trade and other payables	14	27,266	34,766
TOTAL NON CURRENT LIABILITIES		497,349	399,434
CURRENT LIABILITIES
Borrowings	12	1,903	39,283
Derivative financial instrument liabilities	16	3,764	3,067
Current income tax liability		22,123	5,155
Trade and other payables	14	77,093	52,008
TOTAL CURRENT LIABILITIES		104,883	99,513
TOTAL LIABILITIES		602,232	498,947
TOTAL EQUITY AND LIABILITIES		733,095	640,540

The above condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2017

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Accumulated losses	Non - controlling Interest	Total
Equity at 1 January 2016	59	232,005	127,527	(4,511)	(208,428)	53,515	200,167
Comprehensive income (loss):
Loss for the nine-months period	-	-	-	-	(28,699)	(5,956)	(34,655)
Currency translation differences	-	-	-	6,078	-	-	6,078
Total comprehensive income (loss) for the period ended 30 September 2016	-	-	-	6,078	(28,699)	(5,956)	(28,577)
Transactions with owners:
Repurchase of shares	-	(1,485)	-	-	-	-	(1,485)
Share-based payment	1	1,839	-	-	(126)	153	1,867
Dividends distribution to Non-controlling interest	-	-	-	-	-	(6,406)	(6,406)
Total transactions with owners for the period ended 30 September 2016	1	354	-	-	(126)	(6,253)	(6,024)
Balance at 30 September 2016 (Unaudited)	60	232,359	127,527	1,567	(237,253)	41,306	165,566

Balance at 31 December 2016	60	236,046	127,527	2,591	(260,459)	35,828	141,593
Comprehensive income (loss):
(Loss) profit for the nine-months period	-	-	-	-	(19,777)	5,335	(14,442)
Currency translation differences	-	-	-	1,094	-	-	1,094
Total comprehensive income (loss) for the period ended 30 September 2017	-	-	-	1,094	(19,777)	5,335	(13,348)
Transactions with owners:
Share-based payment	-	598	-	-	2,368	131	3,097
Dividends distribution to Non-controlling interest	-	-	-	-	-	(479)	(479)
Total transactions with owners for the period ended 30 September 2017	-	598	-	-	2,368	(348)	2,618
Balance at 30 September 2017 (Unaudited)	60	236,644	127,527	3,685	(277,868)	40,815	130,863

The above condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2017

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Nine-months period ended 30 September 2017 (Unaudited)	Nine-months period ended 30 September 2016 (Unaudited)
Cash flows from operating activities
Loss for the period	(14,442)	(34,655)
Adjustments for:
Income tax expense	32,436	2,106
Depreciation	55,132	58,921
Loss on disposal of property, plant and equipment	191	-
Write-off of unsuccessful exploration efforts	4,782	13,715
Amortisation of other long-term liabilities	(446)	(2,414)
Accrual of borrowing interests	21,255	22,198
Borrowings cancellation costs	17,575	-
Unwinding of long-term liabilities	2,018	1,618
Accrual of share-based payment	3,097	1,867
Foreign exchange gain	(1,392)	(15,250)
Unrealized loss on commodity risk management contracts	687	-
Income tax paid	(6,925)	(2,012)
Change in working capital	3,398	8,757
Cash flows from operating activities - net	117,366	54,851
Cash flows from investing activities
Purchase of property, plant and equipment	(80,326)	(24,198)
Cash flows used in investing activities - net	(80,326)	(24,198)
Cash flows from financing activities
Proceeds from borrowings	420,750	187
Proceeds from loans received from related parties	-	5,210
Principal paid	(353,860)	(21,441)
Interest paid	(22,392)	(25,508)
Borrowings cancellation costs paid	(17,575)	-
Dividends distribution to Non-controlling interest	(479)	(6,406)
Repurchase of shares	-	(1,485)
Cash flows from (used) in financing activities - net	26,444	(49,443)
Net increase (decrease) in cash and cash equivalents	63,484	(18,790)
Cash and cash equivalents at 1 January	73,563	82,730
Currency translation differences	(1,817)	(368)
Cash and cash equivalents at the end of the period	135,230	63,572
Ending Cash and cash equivalents are specified as follows:
Cash in banks	135,208	63,556
Cash in hand	22	16
Cash and cash equivalents	135,230	63,572

The above condensed consolidated statement of cash flow should be read in conjunction with the accompanying notes.

GEOPARK LIMITED

30 SEPTEMBER 2017

EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) is the exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina.

This condensed consolidated interim financial report was authorised for issue by the Board of Directors on 14 November 2017.

Basis of Preparation

The condensed consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2015 and 2016, which have been prepared in accordance with IFRS.

The condensed consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2016.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the condensed consolidated financial statements for the year ended 31 December 2016.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk- concentration, funding and liquidity risk, interest risk and capital risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2016.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 September 2017 (a):

(a) LG International is not a subsidiary, it is Non-controlling interest.

There have been no changes in the Group structure since December 2016.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a) (b)
	GeoPark Colombia SAS (Colombia)	80% (a) (c)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	80% (a) (c)
	GeoPark S.A.C. (Peru)	100% (a)
	GeoPark Perú S.A.C. (Peru)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Peru)	100% (a)
	GeoPark Peru Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia E&P S.A.(Panama)	100% (a) (b)
	GeoPark Colombia E&P Sucursal Colombia (Colombia)	100% (a) (b)
	GeoPark Mexico S.A.P.I. de C.V. (Mexico)	100% (b) (f)
	Ogarrio E&P S.A.P.I. de C.V. (Mexico)	51% (a) (b) (f)
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Yamu/Carupana Block (Colombia)	89.5%/100% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	12.5%
	CPO-4 Block (Colombia)	50% (e)
	Puelen Block (Argentina)	18%
	Sierra del Nevado Block (Argentina)	18%
	CN-V Block (Argentina)	50% (e)
	Manati Field (Brazil)	10%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator.

(f)	Incorporated in 2017.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 2

Revenue

Amounts in US$ '000	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016

Sale of crude oil	68,358	38,382	186,953	95,854
Sale of gas	13,551	11,478	36,891	36,493
	81,909	49,860	223,844	132,347

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Corporate Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports. The committee considers the business from a geographic perspective.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful exploration efforts, accrual of share-based payment, unrealized result on commodity risk management contracts and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and other operating expenses. Other information provided to the Executive Committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 3 (Continued)

Segment Information (Continued)

Nine-months period ended 30 September 2017

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	223,844	175,353	23,912	24,579	-	-	-
Sale of crude oil	186,953	174,845	11,470	638	-	-	-
Sale of gas	36,891	508	12,442	23,941	-	-	-
Production and operating costs	(68,533)	(44,316)	(15,354)	(8,863)	-	-	-
Royalties	(17,960)	(14,777)	(958)	(2,225)	-	-	-
Transportation costs	(2,008)	(1,127)	(881)	-	-	-	-
Share-based payment	(343)	(185)	(129)	(29)	-	-	-
Other costs	(48,222)	(28,227)	(13,386)	(6,609)	-	-	-
Depreciation	(55,132)	(29,247)	(18,003)	(7,656)	(104)	(94)	(28)
Operating profit / (loss)	59,901	88,784	(14,667)	1,680	(1,934)	(3,045)	(10,917)
Operating netback	158,472	134,697	8,170	15,745	(140)	-	-
Adjusted EBITDA	120,540	116,676	2,992	12,969	(1,346)	(2,776)	(7,975)

Nine-months period ended 30 September 2016

Amounts in US$ '000	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
Revenue	132,347	81,825	27,590	22,932	-	-	-
Sale of crude oil	95,854	81,505	13,820	529	-	-	-
Sale of gas	36,493	320	13,770	22,403	-	-	-
Production and operating costs	(46,409)	(24,141)	(16,153)	(6,115)	-	-	-
Royalties	(7,606)	(4,320)	(1,117)	(2,169)	-	-	-
Transportation costs	(1,704)	(817)	(887)	-	-	-	-
Share-based payment	(305)	(217)	(87)	(1)	-	-	-
Other costs	(36,794)	(18,787)	(14,062)	(3,945)	-	-	-
Depreciation	(58,921)	(24,539)	(24,064)	(10,104)	(117)	(97)	-
Operating (loss) / profit	(22,557)	8,317	(20,632)	408	341	(2,239)	(8,752)
Operating netback	82,615	55,115	10,852	16,846	(234)	27	9
Adjusted EBITDA	51,367	40,460	4,533	14,141	1,916	(2,017)	(7,666)

Total Assets	Total	Colombia	Chile	Brazil	Argentina	Peru	Corporate
30 September 2017	733,095	223,726	303,258	92,815	13,523	9,254	90,519
31 December 2016	640,540	182,784	317,969	99,904	6,071	5,020	28,792

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total profit (loss) before income tax is provided as follows:

	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016
Operating netback	57,530	29,902	158,472	82,615
Geological and geophysical expenses	(2,830)	(2,914)	(8,903)	(8,352)
Administrative expenses	(10,096)	(7,638)	(29,029)	(22,896)
Adjusted EBITDA for reportable segments	44,604	19,350	120,540	51,367
Unrealized loss on commodity risk management contracts	(9,785)	-	(687)	-
Depreciation (a)	(19,450)	(20,785)	(55,132)	(58,921)
Write-off of unsuccessful exploration efforts	(180)	(13,268)	(4,782)	(13,715)
Share-based payment	(1,061)	(1,144)	(3,097)	(1,867)
Others (b)	1,800	1,736	3,059	579
Operating profit / (loss)	15,928	(14,111)	59,901	(22,557)
Financial expenses	(27,093)	(9,146)	(44,723)	(26,809)
Financial income	472	505	1,424	1,567
Foreign exchange gain (loss)	3,185	(1,765)	1,392	15,250
(Loss) Profit before tax	(7,508)	(24,517)	17,994	(32,549)

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 2,236,000 (US$ 2,756,000 in 2016) generated by assets not related to production activities. For the three months period ended 30 September 2017 the amount included in depreciation is US$ 648,000 (US$ 895,000 in 2016).

(b)	Includes allocation to capitalised projects.

The following table presents a reconciliation of Adjusted EBITDA to operating profit for the nine-month periods ended 30 September 2017 and 2016:

	Nine-months period ended 30 September 2017
	Colombia	Chile	Brazil	Other (a)	Total
Adjusted EBITDA for reportable segments	116,676	2,992	12,969	(12,097)	120,540
Depreciation	(29,247)	(18,003)	(7,656)	(226)	(55,132)
Unrealized loss on commodity risk management contracts	(687)	-	-	-	(687)
Write-off of unsuccessful exploration efforts	(1,625)	-	(2,978)	(179)	(4,782)
Share-based payment	(391)	(264)	(139)	(2,303)	(3,097)
Others	4,058	608	(516)	(1,091)	3,059
Operating profit / (loss)	88,784	(14,667)	1,680	(15,896)	59,901

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 3 (Continued)

Segment Information (Continued)

	Nine-months period ended 30 September 2016
	Colombia	Chile	Brazil	Other (a)	Total
Adjusted EBITDA for reportable segments	40,460	4,533	14,141	(7,767)	51,367
Depreciation	(24,539)	(24,064)	(10,104)	(214)	(58,921)
Write-off of unsuccessful exploration efforts	(7,394)	(1,738)	(4,583)	-	(13,715)
Share-based payment	(472)	(294)	(45)	(1,056)	(1,867)
Others	262	931	999	(1,613)	579
Operating profit / (loss)	8,317	(20,632)	408	(10,650)	(22,557)

(a) Includes Argentina, Peru and Corporate.

Note 4

Commodity risk management contracts

During 2016 and 2017, the Group entered into derivative financial instruments to manage its exposure to oil price risk. These derivatives were zero-premium collars or zero-premium 3 ways (put spread plus call), and were placed with major financial institutions and commodity traders. The Group entered into the derivatives under ISDA Master Agreements and Credit Support Annexes, which provide credit lines for collateral posting thus alleviating possible liquidity needs under the instruments and protect the Group from potential non-performance risk by its counterparties. The Group’s derivatives are accounted for as non-hedge derivatives as of 30 September 2017 and therefore all changes in the fair values of its derivative contracts are recognized as gains or losses in the results of the periods in which they occur.

The following table presents the Group’s derivative contracts in force as of 30 September 2017:

Period	Reference	Type	Volume bbl/d	Price US$/bbl

1 January 2017 - 30 September 2017	ICE BRENT	Zero Premium Collar	3,000	54.00 Put 61.05 Call
1 January 2017 - 30 September 2017	ICE BRENT	Zero Premium Collar	1,000	54.00 Put 61.00 Call
1 January 2017 - 30 September 2017	ICE BRENT	Zero Premium Collar	2,000	53.00 Put 60.05 Call
1 July 2017 - 31 December 2017	ICE BRENT	Zero Premium Collar	2,000	51.00 Put 57.50 Call
1 July 2017 - 31 December 2017	ICE BRENT	Zero Premium Collar	3,000	51.00 Put 57.50 Call
1 July 2017 - 31 December 2017	ICE BRENT	Zero Premium Collar	1,000	51.00 Put 57.50 Call
1 October 2017 - 31 March 2018	ICE BRENT	Zero Premium Collar	4,000	50.00 Put 54.90 Call
1 October 2017 - 31 March 2018	ICE BRENT	Zero Premium Collar	2,000	50.00 Put 54.95 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	2,000	52.00 Put 60.00 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	1,000	52.00 Put 58.40 Call
1 April 2018 - 30 June 2018	ICE BRENT	Zero Premium Collar	2,000	52.00 Put 58.25 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.55 Call
1 January 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.50 Call
1 April 2018 - 30 June 2018	ICE BRENT	Zero Premium 3 Way	1,000	42.00-52.00 Put 59.60 Call

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 4 (Continued)

Commodity risk management contracts (Continued)

The table below summarizes the gain on the commodity risk management contracts:

	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016
Realized gain on commodity risk management contracts	1,514	-	3,684	-
Unrealized loss on commodity risk management contracts	(9,785)	-	(687)	-
Total	(8,271)	-	2,997	-

Note 5

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016
Staff costs	3,532	2,683	10,491	8,107
Well and facilities maintenance	4,202	4,100	11,476	8,525
Royalties	7,380	3,279	17,960	7,606
Gas plant costs	1,553	1,472	4,605	4,721
Consumables	3,159	2,513	8,558	5,706
Equipment rental	1,562	1,014	3,922	2,743
Transportation costs	812	442	2,008	1,704
Field camp	611	467	1,735	1,142
Non operated blocks costs	393	326	998	839
Crude oil stock variation	12	(106)	(88)	202
Share-based payment	115	155	343	305
Other costs	2,347	3,262	6,525	4,809
	25,678	19,607	68,533	46,409

Note 6

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016
Staff costs	2,452	2,750	7,341	7,084
Share-based payment	121	135	375	244
Other services	378	164	1,562	1,268
Allocation to capitalised project	(2,239)	(708)	(5,488)	(970)
	712	2,341	3,790	7,626

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 7

Administrative expenses

Amounts in US$ '000	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016
Staff costs	5,969	4,927	18,644	14,417
Consultant fees	1,434	760	3,364	2,395
Office expenses	721	498	1,955	1,603
Director fees and allowance	802	648	2,832	1,406
Travel expenses	559	510	1,871	1,142
Share-based payment	825	854	2,379	1,318
New projects	302	136	743	397
Overhead	(1,792)	(1,087)	(5,713)	(2,918)
Other administrative expenses	2,101	1,246	5,333	4,454
	10,921	8,492	31,408	24,214

Note 8

Selling expenses

Amounts in US$ '000	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016
Transportation	256	343	671	3,218
Selling taxes and other	73	110	195	399
	329	453	866	3,617

Note 9

Financial expenses

Amounts in US$ '000	Three-months period ended 30 September 2017	Three-months period ended 30 September 2016	Nine-months period ended 30 September 2017	Nine-months period ended 30 September 2016
Bank charges and other financial costs	1,069	789	3,123	2,166
Interest and amortisation of debt issue costs	7,465	7,628	20,643	22,038
Interest with related parties	505	399	1,712	1,188
Borrowings cancellation costs	17,575	-	17,575	-
Unwinding of long-term liabilities	671	376	2,018	1,618
Less: amounts capitalised on qualifying assets	(192)	(46)	(348)	(201)
	27,093	9,146	44,723	26,809

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 10

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2016	648,992	13,745	124,832	10,518	29,823	87,000	914,910
Additions	(2,537) (a)	305	466	-	12,037	11,379	21,650
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(13,715) (b)	(13,715)
Transfers	20,600	33	2,198	-	(11,722)	(11,109)	-
Currency translation differences	15,317	128	1,622	36	73	1,344	18,520
Cost at 30 September 2016	682,372	14,211	129,118	10,554	30,211	74,899	941,365

Cost at 1 January 2017	692,241	14,357	132,413	10,553	32,926	61,773	944,263
Additions	1,442	340	-	-	38,172	42,502	82,456
Disposals	-	(40)	-	(188)	-	-	(228)
Write-off of unsuccessful exploration efforts	-	-	-	-	-	(4,782) (c)	(4,782)
Transfers	53,571	-	20,828	-	(47,614)	(26,785)	-
Currency translation differences	2,326	23	569	6	-	430	3,354
Cost at 30 September 2017	749,580	14,680	153,810	10,371	23,484	73,138	1,025,063

Depreciation and write-down at 1 January 2016	(321,173)	(7,317)	(60,614)	(3,195)	-	-	(392,299)
Depreciation	(47,437)	(2,076)	(8,445)	(680)	-	-	(58,638)
Currency translation differences	(2,564)	(45)	(337)	(18)	-	-	(2,964)
Depreciation and write-down At 30 September 2016	(371,174)	(9,438)	(69,396)	(3,893)	-	-	(453,901)

Depreciation and write-down at 1 January 2017	(384,739)	(10,049)	(71,698)	(4,131)	-	-	(470,617)
Depreciation	(42,507)	(1,577)	(10,493)	(659)	-	-	(55,236)
Currency translation differences	(1,213)	(29)	(103)	(3)	-	-	(1,348)
Disposals	-	-	-	37	-	-	37
Depreciation and write-down at 30 September 2017	(428,459)	(11,655)	(82,294)	(4,756)	-	-	(527,164)

Carrying amount at 30 September 2016	311,198	4,773	59,722	6,661	30,211	74,899	487,464
Carrying amount at 30 September 2017	321,121	3,025	71,516	5,615	23,484	73,138	497,899

(a) Corresponds mainly to the effect of restimation of assets retirement obligations in Colombia.

(b) Corresponds to write-off of seismic and other exploration costs as a result of the relinquishment of Llanos 62 Block in Colombia for US$ 7,394,000 and US$ 4,583,000 in Brazil (POT-T-620 Block, POT-T-663 Block, POT-T-664 Block, POT-T-665 Block and REC-T-85 Block). The charge also includes the write off of one well drilled in previous years in the Fell Block for which no additional work would be performed.

(c) Corresponds to three unsuccessful exploratory wells drilled in Colombia (Llanos 34 Block), Brazil (REC-T-94 Block) and Argentina (Puelen Block) in 2017.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 11

Share capital

Issued share capital	Nine-months period ended 30 September 2017	Year ended 31 December 2016
Common stock (US$ ´000)	60	60
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	60,096,386	59,940,881
Total common shares in issue	60,096,386	59,940,881

Authorised share capital

US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. All of the Company issued and outstanding common shares are fully paid and nonassessable.

Note 12

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2017	Year ended 31 December 2016
2024 Notes (a)	419,137	-
Notes GeoPark Latin America Agencia en Chile (b)	-	304,059
Banco Itaú (c)	-	49,763
Banco de Chile (d)	1,165	4,709
Banco de Crédito e Inversiones (e)	95	141
	420,397	358,672

Classified as follows:

Current	1,903	39,283
Non-Current	418,494	319,389

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 12 (Continued)

Borrowings (Continued)

(a) During September 2017, the Company successfully placed US$ 425 million notes which were offered to qualified institutional buyers in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act.

The Notes carry a coupon of 6.50% per annum. Final maturity of the notes will be 21 September 2024. The Notes are secured with a pledge of all of the equity interests of the Company, directly or indirectly, in GeoPark Colombia Coöperatie U.A. and GeoPark Chile S.A.. The indenture governing our Notes due 2024 includes incurrence test covenants that provides among other things, that, during the first two years from the issuance date, the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2 times. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions and covenants.

The net proceeds from the Notes were used by the Company (i) to make a capital contribution to its wholly-owned subsidiary, GeoPark Latin America Limited Agencia en Chile (“GeoPark LA Agencia”), providing it with sufficient funds to fully repay the 7.50% senior secured notes due 2020 and to pay any related fees and expenses, including call premium, and (ii) for general corporate purposes, including capital expenditures and to repay existing indebtedness.

(b) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws. The Notes carried a coupon of 7.50% per annum and mature on 11 February 2020. These Notes were fully repaid in September 2017.

(c) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. In March 2016 and 2017 and September 2016 and 2017, the Company paid US$ 10,000,000 corresponding to principal payments under the principal amortization schedule. The loan was fully repaid in September 2017.

(d) During December 2015, GeoPark executed a loan agreement with Banco de Chile for US$ 7,028,000 to finance the start-up of new Ache gas field in GeoPark-operated Fell Block. The interest rate applicable to this loan is LIBOR plus 2.35% per annum. The interest and the principal will be paid on monthly basis; with a six months grace period, with final maturity on December 2017.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 12 (Continued)

Borrowings (Continued)

(e) During February 2016, GeoPark executed a loan agreement with Banco de Crédito e Inversiones for US$ 186,000 to finance the acquisition of vehicles for the Chilean operation. The interest rate applicable to this loan is 4.14% per annum. The interest and the principal will be paid on monthly basis, with final maturity on February 2019.

As of the date of this interim condensed consolidated report, the Group has available credit lines for over US$ 28,000,000.

Note 13

Provisions and other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2017	Year ended 31 December 2016
Assets retirement obligation	32,907	29,862
Deferred income	3,038	3,484
Other	9,193	9,163
	45,138	42,509

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 14

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2017	Year ended 31 December 2016
Trade payables	45,473	23,650
Payables to related parties (a)	29,532	27,801
Customer advance payments (b)	12,500	20,000
Taxes and other debts to be paid	3,135	3,355
Staff costs to be paid	7,503	7,749
V.A.T.	543	1,102
To be paid to co-venturers	3,361	1,614
Royalties to be paid	2,312	1,503
	104,359	86,774

Classified as follows:

Current	77,093	52,008
Non-Current	27,266	34,766

(a)	The outstanding amount corresponds to advanced cash call payments granted by LGI to GeoPark Chile S.A. for financing Chilean operations in TdF’s blocks. The expected maturity of these balances is July 2020 and the applicable interest rate is 8% per annum.

(b)	In December 2015, the Company entered into a prepayment agreement with Trafigura under which the Company sells and deliver a portion of its Colombian crude oil production. Funds committed are available upon request and will be repaid by the Company on a monthly basis through future oil deliveries over the period of the contract.

Note 15

Capital commitments

Capital commitments are detailed in Note 31 (b) to the audited Consolidated Financial Statements as of 31 December 2016. The following updates have taken place during the nine-month period ended 30 September 2017:

Colombia

As of the date of these interim condensed consolidated financial statements, GeoPark is awaiting the ANH’s approval of the wells already drilled in Llanos 34 Block, that were presented as fulfilment of the commitments to be performed before 15 March 2017 and 14 September 2019.

On 21 June 2017, ANH approved GeoPark’s relinquishment of 79.15% of the VIM 3 Block area. The remaining area will cover 46,881 acres and the commitments are not affected by this resolution. There is no impact in the Condensed Consolidated Statement of Income since there are no investments associated with the relinquished area.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 15 (Continued)

Capital commitments (Continued)

Argentina

One exploratory well was drilled in the CN-V Block, with long-term test being performed during the fourth quarter of the year. On 10 July 2017, the Ministry of Mendoza notified the extension of the second exploratory period to fulfil the commitments in the block until 27 November 2017.

Chile

On 30 June 2017, the Chilean Ministry accepted the Company’s proposal to extend the second exploratory phase in the Flamenco Block for an additional period of 18 months, ending on 7 May 2019. The remaining commitment amounts to US$ 2,100,000.

On 29 May 2017, the Chilean Ministry accepted the Company’s proposal to update the value of the commitments in both the Campanario and Isla Norte Blocks as well as the guarantees related to those commitments. Consequently, the investment commitments assumed by GeoPark are:

•	Campanario Block: 3 exploratory wells before 10 July 2019 (US$ 4,758,000)

•	Isla Norte Block: 2 exploratory wells before 7 May 2019 (US$ 2,855,000)

As of the date of these interim condensed consolidated financial statements, the Company has established guarantees for its total commitments.

Brazil

On 12 May 2017, the Brazilian National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) notified the suspension of the exploratory period to fulfill the commitments in the SEAL-T-268 Block.

In the REC-T-94 Block, an exploratory well was drilled and completed in April 2017. On 12 July 2017, the ANP notified the suspension of the exploratory period to fulfill the commitments in the block.

Note 16

Fair value measurement of financial instruments

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 16 (Continued)

Fair value measurement of financial instruments (Continued)

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 30 September 2017 and 31 December 2016 on a recurring basis:

Amounts in US$ '000	Level 2	At 30 September 2017
Assets
Derivative financial instrument assets
Commodity risk management contracts	9	9
Total Assets	9	9
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	3,764	3,764
Total Liabilities	3,764	3,764

Amounts in US$ '000	Level 2	Year ended 31 December 2016
Liabilities
Derivative financial instrument liabilities
Commodity risk management contracts	3,067	3,067
Total Liabilities	3,067	3,067

There were no transfers between Level 2 and 3 during the period.

The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as at 30 September 2017.

(b) Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments.

•	The market-to-market fair value of the Company's outstanding derivative instruments is based on independently provided market rates and determined using standard valuation techniques, including the impact of counterparty credit risk and are within level 2 of the fair value hierarchy.

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis. All of the resulting fair value estimates are included in level 2.

GEOPARK LIMITED

30 SEPTEMBER 2017

Note 16 (Continued)

Fair value measurement of financial instruments (Continued)

(c) Fair values of other financial instruments (unrecognised)

The Group also has a number of financial instruments which are not measured at fair value in the balance sheet. For the majority of these instruments, the fair values are not materially different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Group estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued as of 30 September 2017. Fair values were calculated using discounted cash flow analysis.

Note 17

Business transactions

(a) Colombia

•         Tiple Block

GeoPark executed a joint venture agreement related to certain exploration activities in a new high-potential exploration acreage (“Tiple Block Acreage”) in the Llanos Basin in Colombia, through a partnership with CEPSA Colombia S.A. (a subsidiary of CEPSA SAU, the Spanish integrated energy and petrochemical company).

The Tiple Block Acreage is located adjacent to GeoPark’s Llanos 34 Block (GeoPark operated, 45% WI). This exploration area covers approximately 21,000 acres and has full 3D seismic coverage.

The agreement provides for GeoPark to drill one exploration well, which is scheduled to be drilled in the first half of 2018. The total estimated investment amounts to between US$ 7,000,000 and US$ 8,000,000 (including drilling, completion, civil works and other facilities).

•         Llanos 32 Block

On 22 August 2017, GeoPark acquired an additional 2.5% interest in the Llanos 32 Block. No gain or loss has been generated by this transaction.

(b) Brazil

•         POT-T-785 Block

On 27 September 2017, GeoPark was awarded POT-T-785 Block, an exploration block in the Potiguar Basin. The Company has committed to a minimum investment of approximately US$ 500,000 (bonus plus work program) during the first three years from the date of signature of the agreement, which is expected for January 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: November 16, 2017